EXHIBIT 99.1

Electra Files Third Quarter 2024 Financial Reports

TORONTO, Nov. 15, 2024 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announces the filing of their third quarter 2024 financial reports.

Achievements in the Quarter

Refinery Project

  U.S. Department of Defence Award: On August 19, 2024, the Company received a US$20 million award under Title III of the Defense Production Act to support the construction of North America's first cobalt sulfate refinery for battery-grade materials.
  New Construction Director: Announced hiring of 30-year construction project veteran, Mike Green, as Construction Director, focused on the timely and successful completion of the final phase of construction.

Battery Recycling:

  Technical Grade Lithium: The Company successfully produced a technical-grade lithium product, marking further advances its capabilities to produce critical materials for the EV industry.
  Joint Venture with Three Fires Group: On September 18, 2024, Electra formed a joint venture, Aki Battery Recycling, with the Indigenous-owned Three Fires Group to locally produce black mass and recover critical minerals for re-use in EV battery production.

Financing & Advisory Partnerships:

  US$20 Million Prepayment Facility: A non-binding term sheet for a US$20 million prepayment from a strategic battery materials partner was received on September 10, 2024, to support project completion and operations during construction.
  Convertible Notes Update: The Company announced an its intention to convert US$6.5 million of interest on its US$51 million in senior secured convertible notes into additional notes, along with changes to some of the warrants associated with the convertible notes. Completion of this agreement remains subject to certain conditions.
  US$5 Million Financing Proposal: The Company announced a proposed financing transaction for US$4 million in secured convertible notes with detachable warrants and US$1 million in equity, raising funds for early works on the Refinery project and other corporate purposes. Completion of this transaction remains subject to certain conditions.
  The Company engaged Altitude Capital Consultants Inc., based in Toronto, Ontario and led by Michael Wekerle and Gene McBurney, to provide capital markets strategy and analysis of market opportunities.

Idaho Exploration:

  New Copper Showing: The 2023 field program discovered the Malachite Hill Copper Showing, expanding potential at the Iron Creek Project in Idaho.
  Redcastle Agreement Extension: The Company amended its Redcastle Property Agreement to extend exploration expenditure commitments until 2026 and 2028.

“This quarter we have achieved a series of significant milestones reinforcing our position as a leader in the North American battery materials sector,” Electra CEO, Trent Mell, commented. “Our US$20 million Department of Defense award marks a major step toward resuming construction of North America's first cobalt sulfate refinery. We have been able to implement some early works and winter preparations at the refinery while maintaining a disciplined approach to capital management, unlocked by recent funding successes. With the addition of Mike Green as our Construction Director, we are poised to continue building on this momentum.

“Our recycling business continues to achieve new milestones, with the successful production of technical-grade lithium and the completion of the joint venture with Three Fires Group, establishing Aki Battery Recycling, for a North American closed-loop battery waste and scrap solution and further highlighting our commitment to advancing the industry's supply chain.

“Finally, with minimal capital outlay, we have been able to make important progress on our Idaho Properties which have the potential to be a U.S. contributor to the North American battery materials supply chain in the future,” Mell concluded.

Electra CFO, David Allen, said, “Securing US$20 million from the DOD, receiving a term sheet for a further US$20 million prepayment financing and the recent US$5 million financing transaction collectively underscore the strength of our partnerships with parties who share our vision of onshoring the battery materials supply chain. We remain focused on securing the remaining capital required to bring the refinery to commissioning and look forward to providing additional updates as we progress.”

The Company’s cash and marketable securities at the end of the quarter was C$3.4M. The Company’s third quarter 2024 financial reports are available on SEDAR+ (www.sedarplus.com) and the Company’s website (www.ElectraBMC.com).

Electra is recommissioning and expanding its refinery, and its long-term vision includes additional phases to potentially provide recycled battery materials and battery grade nickel to the North American and global electric vehicle battery market:

  Completion of the recommissioning of the refinery to produce at an initial rate of 5,000 tonnes per annum of battery cobalt contained in cobalt sulfate from cobalt hydroxide.
  12-month permit amendment process and expansion of certain circuits to increase cobalt production to 6,500 tonnes per annum of battery grade cobalt sulfate, reaching the nameplate capacity of the crystallization circuit.
  Recycling of black mass, recovering lithium, nickel, cobalt and other critical metals, supported by a planned joint venture with the Three Fires Group to collaborate to source battery waste and produce black mass for refining at Electra’s refinery.
  Expansion to a second cobalt sulfate facility in Bécancour, Quebec and a strategically located North American nickel sulfate refinery.

Throughout 2023, Electra operated a plant scale battery recycling trial at its refinery, processing more than 40 tonnes of black mass material to recover valuable elements such as lithium, nickel, cobalt, manganese, graphite, and copper. The goal was to make high-quality nickel, cobalt, and lithium products. While the current phase of the recycling project is now largely complete, ongoing work aims to unlock additional value from the final saleable products and completed advanced engineering studies.

Electra’s low carbon hydrometallurgical refinery in Canada is permitted and has an estimated current replacement value of approximately US$200 million, based on a study conducted by Hatch. The Company requires approximately US$60 million to complete construction. The cobalt refinery project continues to be derisked through the on-site receipt of most long lead-time equipment and by the 2023 commissioning of the legacy refinery operations for the black mass demonstration plant.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements, including statements in this release about the expected use of the proceeds from the Financing. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.